SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9
(Rule 14d-101)
Amendment No. 1

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tengasco, Inc.
(Name of Subject Company)

Tengasco, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE (Title of Class of Securities)

88033R205
(CUSIP Number of Class of Securities)

Cary V. Sorensen, Vice President, General Counsel
Tengasco, Inc.
6021 S. Syracuse Way, Suite 117
Greenwood Village, CO 80111
720-420-4460

With Copy to
John Elofson
Kristin Lentz
Davis, Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, CO 80202
(303) 892-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 14D-9 (“Schedule 14D-9”) filed by Tengasco, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 13, 2015, relating to the unsolicited tender offer by ICN Fund I, LLC, a Texas limited liability company (“ICN”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $0.2736 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by ICN with the Securities and Exchange Commission on June 25, 2015 and amended on July 17, 2015.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

The second paragraph of Item 4(b) “Reasons for the Recommendation” is hereby amended to read in full as follows:

“The reasons for the Board’s recommendation include, without limitation:

•
the Board’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to purchase the Shares at an inadequate price level and thereby deprive the Company’s stockholders who tender Shares in the Offer of the potential opportunity to realize the full long-term value of their investment in the Company.  The Offer Price is 20% less than the average closing price of the Company’s stock for the past year before the Offer. The Offer Price is also 9% lower than the highest price at which the Company’s common stock traded in the last ninety days.  In addition, the Board believes that the depressed crude oil commodity prices experienced industry wide currently and in the last year have substantially affected the Company’s stock price and therefore that the Offer Price is not reflective of the long term value of the Shares. (However, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors including general economic conditions and the other factors discussed in Item 8 below);

•	the Board’s knowledge of the value of the Company’s assets, particularly its proved reserves;

•
the fact that the Board believes the value of the Company’s proved oil reserves is in excess of the value represented by the Offer Price.  The Board determined that the total value of the Offer was lower than the estimated value of future cash flows from the Company’s proved reserves, discounted at 10% (PV-10), under three sets of assumptions.    The reserve values to which the Offer was compared were calculated based on the year-end-2014 database of proved reserves under SEC standards, adjusted as of July 1, 2015 using three different future price scenarios.  The first and most conservative scenario was based on the assumptions utilized in May 2015 by the Company’s senior lender to determine the Company’s borrowing base, i.e.  use of a WTI NYMEX forward strip crude oil price.  The second scenario used a WTI crude oil price of $60 per barrel in 2015 and $70 flat thereafter.  The third scenario was the same as the second except that an $80 flat price was used after 2016.  The value of the Offer was 19% less than the reserve value under the first price scenario, 31% less than the reserve value under the second price scenario, and 48% less than the reserve value under the third price scenario. The Board also considered the reserve value calculated in each manner to be both conservative and not reflective of other future value that may be realized from acquiring and developing additional reserves or other strategic transactions. The Board further noted that the estimated reserve values do not include the value of probable or possible reserves or other potentially recoverable resources associated with the Company’s properties; and

•	the existence of errors and inconsistencies in the Schedule TO that, in the Board’s view, undermine the credibility and seriousness of the Offer (see Item 8 below for additional information regarding this issue).”

Section (a) of Item 8. Additional Information is hereby amended to read in full as follows:

(a)  The Offer Contains Inconsistent and Misleading Information

As indicated in Item 4 above, one of the reasons the Board has recommended that shareholders not tender their Shares in the Offer is the existence of errors and inconsistencies in the Schedule TO that, in the Board’s view, undermine the credibility and seriousness of the Offer.  For example, although ICN at one point in its original Offer to Purchase filed with the Schedule TO on June 26, 2015 correctly states that there is no “Tender Offer Agreement” between ICN and Tengasco (see page 2), ICN nevertheless continued to refer to the nonexistent Tender Offer Agreement throughout that document as if such an agreement had been entered into by ICN and the Company (see, e.g., page 2: “[W]e [i.e., ICN] have agreed in the Tender Offer Agreement that, subject to our right to terminate the Tender Offer Agreement in accordance with its terms, [ICN] must extend the Offer (i) on one or more occasions, for successive periods (the length of such period to be determined by [ICN]) of not more than twenty (20) business days each (or for such longer period as [ICN] and the Company may agree)….)”. In addition, later in the same document (page 6), ICN confusingly referred to the Offer itself as the “Tender Offer Agreement.” In the amended Offer to Purchase filed by ICN on July 17, 2015, ICN attempted to address these deficiencies, but appears to have done so simply by deleting the term “Tender Offer Agreement” in each place it appears and, in many cases, replacing it with the term “Offer,” which is defined to include the Offer to Purchase, the Letter of Transmittal and related materials. This approach has resulted in further confusing disclosure (see, e.g., the following questions and answers in the “Summary Term Sheet” section:  “Is there an agreement governing the Offer? No. [ICN] and Tengasco have not yet entered into a [sic] Offer.”; see also in the same section under “What are the conditions to the Offer?” a statement that the regulatory condition to the Offer will not apply to “the application of the waiting period provisions of the HSR Act to the Offer or to the Offer.”).

In addition, notwithstanding the deletion of the term “Tender Offer Agreement,” the revised Offer to Purchase still falsely implies the existence of an agreement between ICN and Tengasco (see, e.g., the following disclosure in the “Price Range of Shares; Dividends” section: “Tengasco does not pay cash dividends on the Shares and, under the terms of the Offer, Tengasco is not permitted to declare, set aside, make or pay any dividend or distribution”, and the following disclosure in the “Background of the Offer; Past Contacts or Negotiations with Tengasco” section: “The following is a description of material contacts between representatives of [ICN] and representatives of Tengasco that resulted in the execution of the Offer.”  In fact, virtually all of the section entitled “Offer Agreement; Other Agreements” continues to be dedicated to describing the terms of an agreement between ICN and Tengasco that does not exist, including a detailed discussion of representations ICN has purportedly made and obligations to which Tengasco is purportedly subject.

More substantively, in the revised Offer to Purchase ICN has deleted references made in the earlier version of the document to its intention to complete a second step merger with Tengasco following the completion of the Offer.  The Offer to Purchase nevertheless continues to state that following the Offer, Tengasco will become a wholly-owned subsidiary of ICN.  The revised document does not explain how this will occur, given that it is extremely unlikely that 100% of Tengasco’s shareholders will accept the Offer (not least because, as Tengasco has publicly disclosed, the Offer has already been rejected by the Company’s officers and directors, who collectively have beneficial ownership of over 34% of the Shares).  ICN has therefore failed to explain in a coherent manner its intentions regarding non-tendered Shares in the event it completes the Offer.  Moreover, in another section of the document, ICN contradicts the disclosure about Tengasco becoming its wholly-owned subsidiary following the completion of the Offer by stating that shareholders who do not tender in the Offer “will hold shares in a private company” and that such shareholders “will retain all rights as a shareholder, but [ICN] will be a majority shareholder.”

In the Board’s view, these incorrect, inconsistent and often incoherent disclosures are not merely confusing and misleading, but suggest a lack of seriousness and credibility on the part of ICN.  The Board believes that an offeror who is unwilling or incapable of providing clear and correct disclosures in its Schedule TO and related documents may also be unwilling or incapable of consummating the offer described in the document.

The Schedule 14D-9 is hereby amended to reflect that the Schedule 14D-9 was signed on July 13, 2015 by Michael J. Rugen as CEO of Tengasco, Inc.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TENGASCO, INC.

By:	/s/ Michael J. Rugen
Michael J. Rugen Chief Executive Officer July 21, 2015